Mail Stop 4561

May 20, 2009

Fahad Syed
Chairman and Chief Executive Officer
NetFabric Holdings, Inc.
299 Cherry Hill Road
Parsippany, NJ 07054

> **Re: NetFabric Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 12, 2009**
> **File No. 000-31553**

Dear Mr. Syed:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not filed Form 10-Ks for the fiscal years ended December 31, 2007 and December 31, 2008 or Form 10-Qs for the quarterly periods ended March 31, 2008, June 30, 2008, September 30, 2008 or March 31, 2009. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. Please also note that a Form 12b-25 is required to be filed when a periodic filing will be filed late. Please tell us when you plan to file all of your delinquent periodic reports. Otherwise, please consider whether you are eligible to terminate your registration under the Securities Exchange Act of 1934.

Purpose of Stock Acquisition, page 8

2.   We note your statement that your board of directors and majority shareholders
        chose to engage in the bridge financing and subsequent stock acquisition "after
        many deliberations, as well as the Board's diligence regarding the Company's
        operating performance." Please revise your disclosure to provide a reasonably
        detailed discussion of all material events that led to and culminated with the
        Board's decision to undertake the transactions with Fortify Infrastructure
        Services. All material contacts, negotiations and agreements must be described.
        See Item 14(b)(7) of Schedule 14A (applicable to Schedule 14C pursuant to Item
        1 thereof) and Item 1005(b) of regulation M-A. Identify the person(s) who
        initiated and participated in the process, and describe the context and nature of
        each material event. Also, provide background information on how the purchase
        price was determined.

Risk Factors, page 16

3.   Please tell us what consideration you gave to including a risk factor discussing
        your failure to file periodic reports and the risks this may impose on investors.

Financial Statements, page 38

4.   Revise to provide updated financial statements and related disclosures as required
        by Rule 3-12 of Regulation S-X. Please also provide financial statements for
        UCA, which may be unaudited. For additional guidance, please see Interpretation
        I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual
        of Publicly Available Telephone Interpretations, dated July 2001, available on our
        website at www.sec.gov.

Required Votes, page 39

5.   We note the list of shareholders that have approved the proposals included in the
        information statement. Please describe each shareholder's relationship with the
        company. Also, please describe the sequence of events through which the
        consents of these shareholders were obtained and provide your analysis as to
        whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Unaudited Pro Forma Condensed Financial Information, page F-26

6.   Pro forma information for all periods is required for discontinued operations that
        are not yet reflected in historical statements. Refer to Rule 11-01(a)(4) of
        Regulation S-X. Revise to present unaudited pro forma financial statements for
        each period presented in the information statement in order to reflect the

discontinuance of UCA's business on NetFabric Holding's historical financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director